SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,038,249 Net interest income 820,449 Loans and accounts receivables from customers and banks, net 39,337,443 Net fee and commission income 262,023 Loans and accounts receivables from customers at fair value, net 38,658 Result from financial operations 108,382 Financial instruments 10,297,810 Total operating income 1,190,854 Financial derivative contracts 12,044,087 Provision for loan losses (257,276) Other asset ítems 4,505,772 Support expenses (449,436) Total assets 68,262,019 Other results (45,667) Income before tax 438,475 Principal liabilities MCh$ Income tax expense (94,779) Deposits and other demand liabilities 13,230,749 Net income for the period 343,696 Time deposits and other time liabilities 16,067,191 Issued debt and regulatory capital instruments 11,002,651 Attributable to: Financial derivative contracts 12,273,779 Equity holders of the Bank 337,976 Other liabilities ítems 11,391,159 Non-controlling interest 5,720 Total equity 4,296,490 Total liabilities and Equity 68,262,019 Equity attributable to: Equity holders of the Bank 4,194,392 Non-controlling interest 102,098 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of June 30, 2024 The principal balances and results accumulated for the period ending June 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Junio de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Junio de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.038.249
Créditos y cuentas por cobrar a clientes y bancos	39.337.443
Créditos y cuentas por cobrar a clientes a valor razonable	38.658
Instrumentos financieros	10.297.810
Contratos de derivados financieros	12.044.087
Otros rubros del activo	4.505.772
Total Activos	**68.262.019**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.230.749
Depósitos y otras captaciones a plazo	16.067.191
Instrumentos de deuda y capital regulatorio emitidos	11.002.651
Contratos de derivados financieros	12.273.779
Otros rubros del pasivo	11.391.159
Total patrimonio	4.296.490
Total Pasivos y Patrimonio	**68.262.019**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.194.392
Interés no controlador	102.098

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	820.449
Ingresos netos de comisiones	262.023
Resultado de operaciones financieras	108.382
Total ingresos operacionales	**1.190.854**
Gasto de pérdidas crediticias	(257.276)
Gastos de apoyo	(449.436)
Otros resultados	(45.667)
Resultado antes de impuesto	**438.475**
Impuesto a la renta	(94.779)
Utilidad consolidada del periodo	**343.696**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	337.976
Interés no controlador	5.720

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?